

303 Peachtree Center Avenue, 5th Floor
Atlanta, GA 30303
T 404 260 2477 F 404 260 2542
NASDAQ: WWWW

Jonathan B. Wilson
Tel: 404-260-2756
Fax: 404-260-2721
jwilson@corp.web.com

August 1, 2006

VIA FACSIMILE AND FEDERAL EXPRESS
(202-772-9213)

Joel Levine
Associate Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington D.C. 20549

Re: Web.com, Inc. (File No. 001-17392); Form 8-K filed May 23, 2006

Dear Mr. Levine:

The purpose of this letter is to request confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not object to Web.com, Inc. (the "Company") not filing on Form 8-K, for the reasons described below, financial statements pursuant to Item 9.01 of Form 8-K in connection with the Company's previously disclosed acquisition of WebSource Media, LLC ("WSM").

The Company believes that the requirements in Item 9.01(a) and (b) of Form 8-K to file historical financial statements and pro forma financial information do not apply to its acquisition of WSM. As described in greater detail below, subsequent to the Company's acquisition of WSM, WSM became the subject of a lawsuit by the Federal Trade Commission ("FTC"), filed under seal, as a result of which WSM has been placed in receivership. The Company has also filed a lawsuit against the former owners of WSM seeking, among other relief, rescission of the acquisition of WSM. As a consequence of the receivership and litigation, the Company respectively asserts that the acquisition of WSM is not required to be disclosed under Item 2.01 of Form 8-K because it does not constitute a "significant amount of assets," and that, accordingly, no financial statements relating to WSM are required to be filed on Form 8-K.

JLEVIN080106.DOC

Background

On May 19, 2006 the Company acquired WSM by causing the Company's wholly-owned subsidiary, Web Astro Acquisition, L.P., to be merged with WSM. Web Astro Acquisition, L.P. was the surviving party in such merger. Simultaneously with the merger, Web Astro Acquisition L.P. changed its name to WebSource Media, LP.

On May 23, 2006 the Company filed a Current Report on Form 8-K disclosing the acquisition under Items 1.01, 2.01, 2.03 and 3.02 (the "Form 8-K"). The Company determined that at the time of the filing of the Form 8-K, the WSM acquisition constituted an acquisition of a significant amount of assets and therefore it disclosed the transaction under Item 2.01 on the Form 8-K. In the Form 8-K, the Company disclosed that it intended to file the financial statements of the acquired business and the pro forma financial statements, in compliance with Item 9.01 of Form 8-K, in an amendment to the Form 8-K within 71 days after the date the initial Form 8-K was required to be filed.

On June 12, 2006, approximately three weeks following the closing of the acquisition, the FTC filed a sealed complaint in the U.S. District Court for the Southern District of Texas (the "FTC Litigation") alleging that WSM, among other defendants, had engaged in unfair and deceptive trade practices. Included among other defendants were the four former principals of WSM, Marc Smith, Keith Hendrick, Steve Kennedy and Kathleen Smalley (collectively, the "Smith Defendants"), each of whom were alleged by the FTC to have engaged in a "common enterprise" with WSM and other corporate defendants (not affiliated with the Company) to engage in "unfair and deceptive" trade practices.

In addition, on June 12, 2006, the FTC sought and obtained from the Court, an *ex parte*, Temporary Restraining Order and Order Appointing a Receiver over the assets of WSM, its subsidiaries, the Smith Defendants, and the other corporate and individual defendants in that case. The FTC served its Complaint and the Court's June 12th orders on WSM and the Smith Defendants on June 13, 2006.

On June 21, 2006 the Court in the FTC litigation entered an Agreed Preliminary Injunction Order in which the Court vacated and superseded certain of its earlier orders and in which the court appointed a receiver over the assets of WSM, its subsidiaries, the Smith Defendants and the other corporate and individual defendants in the FTC Litigation. In addition, the Court authorized the receiver to appoint the Company as the receiver's agent to take certain steps in managing the WSM business.

In addition, on June 21, 2006, the Company filed suit against WSM, the Smith Defendants and others, alleging breach of contract and other claims, and seeking to rescind the Company's May 19, 2006 acquisition of WSM (the "Rescission Litigation"). On June 21, 2006, the Company also issued a press release and filed a Current Report on Form 8-K, disclosing the actions of the court in the FTC Litigation with respect to the Agreed

Preliminary Injunction Order and also disclosing the Company's actions in filing the Rescission Litigation.

The Company's most recently completed fiscal quarter ended on June 30, 2006, and the Company anticipates disclosing further information in its Quarterly Report on Form 10-Q for such period with respect to WSM, the FTC Litigation and the Rescission Litigation. Although the Company is still completing its analysis of the accounting treatment, the Company anticipates recording a charge in the second quarter of 2006 of up to approximately $3.7 million to adjust the investment in WSM to its fair value as a result of the FTC Litigation and the Rescission Litigation.

Pursuant to the Agreed Preliminary Injunction Order, the Company and its employees have only limited access to the assets and business of WSM. The WSM business is under the general control and supervision of the Court-appointed receiver, and its business and operations have been substantially restricted. While the Company is, from time to time, requested by the receiver to perform specific acts as part of the receiver's duty in managing the business, the Company does not have control over the WSM assets or business activities.

In addition, pursuant to the Agreed Preliminary Injunction Order, the Smith Defendants are barred from entering the premises of the WSM business and may do so only with the permission of the receiver. Further, because of the Rescission Litigation, the Company is now adverse to the Smith Defendants and may only communicate with them via counsel.

The Requirement of Item 2.01 of Form 8-K

Item 2.01 of Form 8-K requires disclosure of completion of a "...significant amount of assets, otherwise than in the ordinary course of business..." Instruction 4 to Item 2.01 provides that an acquisition will be deemed to involve a significant amount of assets if (a) if the registrant's and its other subsidiaries' equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries or (b) if it involved a business.

The Company has determined that, under the existing circumstances, the WSM transaction does not exceed the significance threshold. Except for assumed liabilities and debt payments, the purchase price for acquisition was structured as a revenue and profitability earn-out over approximately a three year period. At the time of the acquisition and assuming that the earn-out payments would be paid, the Company calculated that total amount paid would represent approximately 29% of the Company's total assets, which exceeds the 10% threshold for significance. The transaction did not exceed the applicable thresholds under the other two tests for significance. The transaction was disclosed under Item 2.01 of the Form 8-K. However, due to the FTC Litigation, the

Company's Rescission Litigation and the receivership, the Company has now determined that likelihood of payment of any of these earn-out payments is remote. Consequently, the transaction now falls below the applicable thresholds for each of the three significance tests and no disclosure of financial information under Item 9.01(a) or (b) of Form 8-K should be required.

The Company has further determined that the WSM assets, in light of the current litigation, do not constitute a business. Rule 11-01(d) of Regulation S-X provides that the term "business" should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.

The Company believes that the WSM assets acquired do not constitute an acquired business because there is no continuity of operations and disclosure of prior financial information is not material to understanding future operations. First, due the FTC Litigation, WSM is in receivership and is unable to continue to operate as a business. WSM is no longer marketing, advertising and selling its products to new customers. Continuity of employee base, marking efforts and sales force are factors indicative of a business, but none of these exist with WSM. The Company does not have direct access to the WSM assets and related business or its former management team. Further, the Company has filed an action to rescind the WSM acquisition. Moreover, as described above, as a result of the FTC Litigation and Rescission Litigation, the Company expects to write-off all or nearly all of the cost of the acquisition in the quarterly period ended June 30, 2006. None of the financial results for WSM will be included in the financial results for the Company for the quarter ended June 30, 2006, and the publication of historical financial statements and pro forma financial information for WSM is not material to understanding the Company's future operations.

The Company respectfully asserts that the WSM acquisition does not, in light of the FTC Litigation and Rescission Litigation, constitute an acquisition of a significant amount of assets because the assets acquired do not meet the significance tests and do not constitute a business within the meaning of Regulation S-X. Accordingly, disclosure of the transaction is not required under Item 2.01 of Form 8-K, nor is financial information regarding WSM required under Item 9.01(a) or (b) of Form 8-K.

Alternatively, and in addition, the Company believes that financial information under Item 9.01(a) and (b) is not required because the Company has determined to account for the acquisition of WSM as an investment. Under normal circumstances the Company would have recorded the transaction using the equity method based on guidance provided under FAS 94, APB 18 and FIN 35 since the Company has acquired 100% ownership of WSM. However, given the events outlined above, the Company has no influence over the operating or financial decisions of WSM. As a consequence, the Company has recorded the transaction using the cost method of accounting. Because the Company is recording the transaction using the cost method, the investment is not a "business" for purposes of Rule 11-01(d)(2) of Regulation S-X and no longer triggers the requirements of financial information under Items 9.01(a) and (b) of Form 8-K.

Proposed Disclosure

For the reasons described above, the Company respectfully asserts that the WSM acquisition does not require disclosure under Item 2.01 of Form 8-K and no financial statements or pro forma financial statements are required pursuant to Section 9.01(a) and (b) of Form 8-K.

If the Staff does not object to the Company's conclusion, the Company will file an amendment to the Form 8-K disclosing the Company's determination that Items 2.01 and 9.01(a) and (b) do not apply and summarizing the reasons for its determination.

Should you have any questions or require any further information in this matter, please contact the undersigned at (404) 260-2756. Thank you for your time.

Sincerely,



Jonathan B. Wilson
Senior Vice President,
Legal and Corporate Development

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